UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from __________to__________
Commission file number 001-09518

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

REQUIRED INFORMATION

    See the attached Financial Statements for The Progressive Corporation Executive Deferred Compensation Plan, as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023.

SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Progressive Corporation Executive Deferred Compensation Plan
		By:	/s/ Mariann Wojtkun Marshall
		Name:	Mariann Wojtkun Marshall
Authorized Signatory

Date:	March 5, 2024

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

As of December 31, 2023 and 2022
and for Each of the Three Years in the Period Ended December 31, 2023.

INDEX

	Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4	-	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Progressive Corporation
Cleveland, Ohio

Opinion of the Financial Statements

We have audited the accompanying Statement of Net Assets Available for Benefits of The Progressive Corporation Executive Deferred Compensation Plan (the “Plan”) as of December 31, 2023 and 2022 and the related Statements of Changes in Net Assets Available for Benefits for each of the three years in the period ended December 31, 2023 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Meaden & Moore, Ltd.
MEADEN & MOORE, LTD.

We have served as the Plan’s auditor since 1999.

Cleveland, Ohio
March 5, 2024

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation
Executive Deferred Compensation Plan

	December 31
	2023	2022
Assets:
Employer Receivables	$5,436,006	$3,169,684

Investments, at Fair Value:
Common Shares of The Progressive Corporation	330,386,332	344,040,964
Other investments	165,047,971	150,365,332

Total Investments	495,434,303	494,406,296

Net Assets Available for Benefits	$500,870,309	$497,575,980

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation
Executive Deferred Compensation Plan

	Year Ended December 31
	2023	2022	2021
Additions to Net Assets Attributed to:
Contributions:
Employer	$14,692,174	$8,433,530	$14,056,829

Net appreciation/(depreciation) in the fair value of investments	16,607,013	(10,224,157)	(15,117,441)
Net realized gains	61,219,595	54,483,730	46,723,486
Dividends	6,212,380	5,425,306	28,617,181
Revenue Share - see footnote 2	9,813	11,851	18,857

Total Additions	98,740,975	58,130,260	74,298,912

Deductions from Net Assets Attributed to:
Benefits paid to participants	95,446,646	87,354,232	73,960,185

Net Increase/(Decrease)	3,294,329	(29,223,972)	338,727

Net Assets Available for Benefits:
Beginning of Year	497,575,980	526,799,952	526,461,225

End of Year	$500,870,309	$497,575,980	$526,799,952

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2023 and 2022

1 Description of the Plan

The Progressive Corporation Executive Deferred Compensation Plan (the "Plan") became effective January 1, 1995, and is maintained pursuant to a 2018 Amendment and Restatement. The Plan permits eligible executives of The Progressive Corporation (the "Company") and certain of its subsidiaries to defer all, or a portion, of their bonuses, annual restricted stock unit awards and incentive awards payable under certain bonus and incentive plans of the Company. Eligible executives include those with bonus targets of at least 35% and other employees designated by the Compensation Committee of the Company's Board of Directors. Plan participation is voluntary.

Eligible executives who wish to participate in the Plan must enter into an irrevocable deferral agreement specifying the portion of the bonus and/or annual stock award to be deferred. Participants must enter into a different deferral agreement for each bonus or other incentive award prior to the year in which the bonus or incentive award is earned. Deferral agreements relating to annual stock awards must be entered into before the year in which the award is granted. Except as described in these notes, each Participant may elect to transfer any portion of their account from one investment fund to another on any day the New York Stock Exchange is open, but not more frequently than twice per calendar quarter.

The Plan is intended to be an unfunded Plan providing benefits for a select group of management and highly compensated employees for purposes of the Employee Retirement Income Security Act of 1974 ("ERISA") and is, therefore, exempt from certain ERISA requirements.

A deferral account is established for all deferrals that relate to the same payout date. The account is credited with an amount equal to the initial amounts deferred as of the date such amounts otherwise would have been paid to the participant in cash. All amounts initially credited to each account will be deemed to be invested in the investment fund selected by the participant. Any deferral of a stock award granted on or after March 17, 2005, shall be deemed to be invested in the company stock fund until the deferral account has been distributed or withdrawn. The gains or losses of each investment fund are allocated among the appropriate accounts based on the proportion each participant's account balance bears to the total account balances for all participants. Each participant’s benefit at any date is equal to the value of his/her account as of that date.

All deferrals credited to a deferral account will be deemed to be invested in one or more of the investment funds available under the Plan, based on the participant's investment election. Investment funds include common shares of the Company, a money market fund, and several stock and bond mutual funds. Income from each fund is deemed to be reinvested in the fund that produced the income.

The investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the Trust described in Note 4, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, shall be credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

The balance of each deferral account will be distributed to the participant after the earlier of death, termination of employment, change in control of the Company, or the date on which any fixed deferral period elected by the participant expires. Distribution may also be made with the consent of the Plan committee if the participant experiences an unforeseeable emergency. A participant's fixed deferral period election is irrevocable.

Distributions made on account of the participant's death, unforeseeable emergency, or change in control of the Company will be paid in a lump sum. Distributions made on account of the participant's termination of employment or expiration of a fixed deferral period will be paid in either a lump sum or in three, five or ten annual installments, as elected by the participant. Distributions of deferred stock awards granted in 2005 and later years will be made in common shares of the Company; all other Plan distributions will be made in cash.

The above description is provided for informational purposes. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2023 and 2022

2 Summary of Significant Accounting Policies

General:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation:

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

The investment in common shares of the Company is valued at the last reported close price on the New York Stock Exchange on the last business day of the year. Investments in the stock and bond mutual funds and money market fund are valued at market. Market values for these investments were determined by quoted prices, which represent the net asset value of shares held by the Plan at December 31.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions. Significant changes in market conditions could materially affect Plan investments.

Fair Value:

As defined in Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurement, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements.

The Plan has categorized its financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g. active exchange-traded equity securities).

Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable. Unobservable inputs reflect the reporting entity’s subjective evaluation about the assumptions market participants would use in pricing the financial instrument.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2023 and 2022

2 Summary of Significant Accounting Policies, Continued

The composition of the investment portfolio as of December 31 was:

Description	12/31/2023	Level 1	Level 2	Level 3
Money Market Fund	$27,675,888	$27,675,888	$—	$—
Mutual Funds	137,372,083	137,372,083	—	—
Common Stock	330,386,332	330,386,332	—	—
Total	$495,434,303	$495,434,303	$—	$—

Description	12/31/2022	Level 1	Level 2	Level 3
Money Market Fund	$26,232,807	$26,232,807	$—	$—
Mutual Funds	124,132,525	124,132,525	—	—
Common Stock	344,040,964	344,040,964	—	—
Total	$494,406,296	$494,406,296	$—	$—

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Other:

Investment transactions are recorded on a trade date basis.

Realized gains and losses on the sale or distribution of securities are determined based on the average cost of the securities sold.

Dividends are recorded on their payment date for shareholders of record on the ex-dividend date. Interest and other investment income are recorded as earned on the accrual basis.

Short-term trading fees are imposed by some funds in the Plan if any shares are sold, withdrawn or transferred out, after holding them for less than a specified period of time.

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company.

Revenue Share:

For any investment that generates revenue share for Fidelity Management Trust Company (FMTC), the trustee of the rabbi trust described in Note 4, FMTC is returning that revenue share back to the Plan and the Plan in turn returns that revenue to the participants who are invested in those funds. This fee credit is issued to participants quarterly.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2023 and 2022

3 Participant Accounts

At December 31, 2023 and 2022, there were 128 and 119 Plan participants, respectively.

Effective March 31, 2022 The Vanguard Mid-Cap Index Fund Institutional Shares fund was transferred to The Vanguard Mid-Cap Index Fund Institutional Plus Shares fund.

Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. The total number of shares and share values as of December 31, 2023 and 2022, by fund, were as follows:

			2023
		Ticker	Total Number	Net Asset	Fair
	Investment Options	Symbol	of Shares	Share Value ($)	Value
	American Beacon Small Cap Value Fund
	Class Institutional	AVFIX	13,624.15	24.94	$339,786
	Fidelity Diversified International K6 Fund	FKIDX	87,554.07	13.57	1,188,109
	Fidelity Low-Priced Stock K6 Fund	FLKSX	137,726.66	15.05	2,072,786
	John Hancock Small Cap Core Fund Class A	JCCAX	2,544.27	15.55	39,563
	Oakmark Equity And Income Fund Class I	OAKBX	33,742.33	33.76	1,139,141
	PIMCO Total Return Fund Institutional Class	PTTRX	1,541,990.87	8.65	13,338,221
	Templeton World Fund Class A	TEMWX	4,386.74	15.00	65,801
*	The Progressive Corporation	PGR	2,074,248.69	159.28	330,386,332
	Vanguard Balanced Index Fund Institutional Shares	VBAIX	339,437.30	44.59	15,135,509
	Vanguard Federal Money Market Fund Investor Shares	VMFXX	27,675,888.11	1.00	27,675,888
	Vanguard Growth Index Fund Institutional Shares	VIGIX	42,231.02	160.00	6,756,963
	Vanguard Institutional Index Fund Institutional
	Plus Shares	VIIIX	149,559.18	393.47	58,847,051
	Vanguard Mid-Cap Index Fund Institutional Plus Shares	VMCPX	23,205.69	313.84	7,282,874
	Vanguard Small-Cap Index Fund
	Institutional Plus Shares	VSCPX	25,103.94	294.95	7,404,407
	Vanguard Total Bond Market Index Fund
	Institutional Plus Shares	VBMPX	1,261,297.37	9.71	12,247,198
	Vanguard Total International Stock Index Fund
	Institutional Shares	VTSNX	28,046.46	124.50	3,491,784
	Vanguard Value Index Fund Institutional Shares	VIVIX	118,933.95	58.29	6,932,660
	Wasatch Small Cap Growth Fund	WAAEX	30,125.17	36.19	1,090,230
					$495,434,303

*	Includes 1,551,846.06 common shares distributable in common shares.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2023 and 2022

3 Participant Accounts, Continued

			2022
		Ticker	Total Number	Net Asset	Fair
	Investment Options	Symbol	of Shares	Share Value ($)	Value
	American Beacon Small Cap Value Fund
	Class Institutional	AVFIX	15,855.41	22.43	$355,637
	Fidelity Diversified International K6 Fund	FKIDX	101,082.79	11.73	1,185,701
	Fidelity Low-Priced Stock K6 Fund	FLKSX	121,731.50	14.05	1,710,328
	John Hancock Small Cap Core Fund Class A	JCCAX	3,773.25	13.47	50,826
	Oakmark Equity And Income Fund Class I	OAKBX	38,742.24	29.43	1,140,184
	PIMCO Total Return Fund Institutional Class	PTTRX	1,641,202.62	8.46	13,884,574
	Templeton World Fund Class A	TEMWX	5,574.03	11.41	63,600
*	The Progressive Corporation	PGR	2,652,385.81	129.71	344,040,964
	Vanguard Balanced Index Fund Institutional Shares	VBAIX	266,989.69	39.66	10,588,811
	Vanguard Federal Money Market Fund Investor Shares	VMFXX	26,232,806.58	1.00	26,232,807
	Vanguard Growth Index Fund Institutional Shares	VIGIX	46,008.62	109.72	5,048,066
	Vanguard Institutional Index Fund Institutional
	Plus Shares	VIIIX	174,581.91	321.62	56,149,034
	Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	—	55.77	—
	Vanguard Mid-Cap Index Fund Institutional Plus Shares	VMCPX	24,869.05	275.06	6,840,481
	Vanguard Small-Cap Index Fund
	Institutional Plus Shares	VSCPX	20,081.49	253.81	5,096,883
	Vanguard Total Bond Market Index Fund
	Institutional Plus Shares	VBMPX	1,209,728.95	9.48	11,468,230
	Vanguard Total International Stock Index Fund
	Institutional Shares	VTSNX	22,462.66	111.42	2,502,790
	Vanguard Value Index Fund Institutional Shares	VIVIX	127,063.72	54.76	6,958,009
	Wasatch Small Cap Growth Fund	WAAEX	36,494.84	29.85	1,089,371
					$494,406,296

*	Includes 1,974,185.76 common shares distributable in common shares.

4 Trust

The Company maintains a Trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The Trust is irrevocable. The Company is required to make annual deposits to the Trust to the extent necessary to ensure that the value of all Trust assets is sufficient to pay all Plan obligations as of the close of each Plan year. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. All assets of the Trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under federal and state law, should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to federal bankruptcy proceedings.

5 Related Party

Certain Plan investment choices are mutual funds managed by Fidelity Management & Research Company (FMR Co.). FMTC is the current trustee of the Trust and, along with FMR Co., is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions. The Plan paid no fees in 2023, 2022 or 2021 for investment management or Trust services.

6 Administration of the Plan

The Plan is administered by a committee consisting of not less than two members of the Company's Board of Directors, all of whom serve on the committee at the pleasure of the Board. The committee has full power to administer the Plan, including, but not limited to, the authority to make and enforce rules and regulations, to interpret the Plan's provisions, to compute amounts payable under the Plan and to authorize disbursements from the Plan and the Trust.

Certain administrative functions are performed by employees of the Company, or its subsidiaries. No such employees receive compensation from the Plan.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2023 and 2022

7 Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2023, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

8 Right to Terminate

The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Internal Revenue Code.

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT

23	23	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated March 5, 2024, to incorporate by reference their report dated March 5, 2024.